Exhibit 99.1

1558 West Hastings Street Vancouver |V6G 3J4|Canada T: 604.639.4457 | F: 604.639.4451 www.versussystems.com

Versus Systems to Host an Interactive Investor Event on May 20th

Executive team to update investors via a gamified presentation on recent developments, growth strategy and the partnership with Xcite Interactive

LOS ANGELES, CA – April 28, 2021 - Versus Systems Inc. (“Versus” or the “Company”) (Nasdaq: VS) (FRANKFURT: BMVB) announced today that it will host its first ever virtual investor day on Thursday, May 20th. The interactive, gamified presentation will be held on the Versus Systems website and will begin at 1:30 p.m. Pacific/ 4:30 p.m. Eastern.

Versus Systems’ executive management team will make a series of presentations to investors covering recent developments, its strategies and tactics for growth in markets around the world, and details and plans for its recently announced partnership with Xcite Interactive. The presentation will be accessible via the Versus Systems website at www.versussystems.com/investorday. It will be powered and enhanced by XEO, the second-screen application developed in partnership with Xcite that features trivia, polling, prizing, and more, and which the Company expects to be a revolutionary, highly engaging new advertising model. Questions for a Q&A session may be sent in advance to ir@versussystems.com. Updates and further details will be available at www.versussystems.com.

About Versus Systems

Versus Systems Inc. has developed a proprietary prizing and promotions engine that allows publishers, developers, and creators of streaming media, live events, broadcast TV, games, apps, and other content to offer real world prizes inside their content. Audiences can choose from among the offered prizes and then complete in-game or in-app challenges to win the prizes. The Versus platform can be integrated into streaming media, TV, mobile, console, and PC games, as well as mobile apps. For more information, please visit www.versussystems.com or visit the official Versus Systems YouTube channel.

Investor contact:

Sean McGowan, Cody Cree

Gateway Investor Relations

949-574-3860

VS@gatewayir.com

or

press@versussystems.com

Disclaimer for Forward-Looking Information

This news release contains certain forward-looking information and forward-looking statements within the meaning of the applicable Canadian securities legislation. All statements, other than statements of historical fact, are forward looking statements and are based on expectations, estimates and projections as at the date of this news release. Any statement that involves discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as "expects", or "does not expect", "is expected", "anticipates" or "does not anticipate", "plans", "budget", "scheduled", "forecasts", "estimates", "believes" or "intends" or variations of such words and phrases or stating that certain actions, events or results "may" or "could", "would", "might" or "will" be taken to occur or be achieved) are not statements of historical fact and may be forward looking statements. These forward-looking statements are based on reasonable assumptions and estimates of management of the Company at the time such statements were made. Actual future results may differ materially as forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to materially differ from any future results, performance or achievements expressed or implied by such forward-looking statements. Although the forward-looking statements contained in this news release are based upon what management of the Company believes, or believed at the time, to be reasonable assumptions, the Company cannot assure shareholders that actual results will be consistent with such forward-looking statements, as there may be other factors that cause results not to be as anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking statements and information. There can be no assurance that forward-looking information, or the material factors or assumptions used to develop such forward-looking information, will prove to be accurate. The Company does not undertake any obligations to release publicly any revisions for updating any voluntary forward-looking statements, except as required by applicable law.